Filed Pursuant to Rule 433

Dated June 17, 2022

Relating to Prospectus dated May 23, 2022

Registration Statement No. 333-264860

June 17, 2022

Dear Shareholder:

The Board of Directors is pleased to announce the introduction of the Dividend Reinvestment and Direct Stock Purchase Plan (the “Plan”) of Blue Ridge Bankshares, Inc. (“BRBS”). The Plan is designed to provide you with a convenient, cost-effective method to manage your investment in BRBS common stock. Under the Plan, shareholders can reinvest their cash dividends from BRBS. In addition, current and new shareholders have the ability to purchase shares of BRBS common stock directly through our Plan Administrator, Computershare Trust Company, N.A. If you are a beneficial owner and hold your shares in “street name,” you can participate in the Plan through your broker.

The Plan contains a number of attractive features, including the abilities to:

•

Automatically reinvest your cash dividends to purchase additional shares of BRBS common stock. For newly issued shares purchased directly from BRBS, a discount of 2.5% of the purchase price as determined under the Plan is currently in effect. Such discount may be changed or discontinued in the future in BRBS’s sole discretion, with prior notice.

•	Make optional cash purchases of between $500 and $5,000 on a quarterly basis.

•	Sell shares of BRBS common stock.

•	Manage your account online via the Plan Administrator’s website www.computershare.com/investor.

Participation in the Plan is optional, and you may initiate or discontinue your participation at any time. When selling shares, a nominal fee will be charged by our Plan Administrator.

Please take the time to carefully read and understand the enclosed Plan prospectus before making an investment decision. If you choose to enroll, please complete and return the enclosed form to our Plan Administrator. Alternatively, you can enroll online at www.computershare.com/investor. If you wish to have BRBS’s next dividend reinvested, when and if declared, the Plan Administrator must receive your properly submitted Enrollment Form or you will need to enroll online no later than the record date for the dividend.

We appreciate your continued support of BRBS, its Board of Directors, and Management. If you have any questions regarding the Plan or need assistance with Plan enrollment, please contact Computershare at 1-800-368-5948.

Sincerely,

Brian K. Plum

President and Chief Executive Officer

BRBS has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the Plan to which this offering relates. Before you invest, you should read the Plan prospectus in that registration statement and other documents BRBS has filed with the SEC for more complete information about BRBS and the Plan. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, BRBS will send you the Plan prospectus if you request it by contacting Computershare at 1-800-368-5948.

1807 Seminole Trail • Charlottesville, VA 22901

Phone: (540) 743-6521